Exhibit 99.3

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date:  31 January 2006

Name of applicant:		UNITED UTILITIES PLC

Name of scheme:		UNITED UTILITIES PERFORMANCE SHARE PLAN SCHEME

Period of return:	From:	1.8.2005	To:	31.1.2006

Balance under scheme from previous return:		2,471,150

The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		0

Number of securities issued/allotted under scheme during period:		0

Balance under scheme not yet issued/allotted at end of period		2,471,150

Number and class of securities originally listed and the date of admission		JUNE 2005 – 3,000,000

Total number of securities in issue at the end of the period		873,559,171

Name of contact:	P Davies

Address of contact:	Dawson House, Great Sankey, Warrington WA5 3LW

Telephone number of contact:	01925 237051

SIGNED BY	T Rayner______________________________________________
Company Secretary
for and on behalf of

UNITED UTILITIES PLC_______________________________________________
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.